LASER PHOTONICS CORPORATION
1101 N. Keller Road, Suite G
Orlando, FL 32810

August 19, 2022

Via Edgar Correspondence
Thomas Jones, Esq.
Staff Attorney
Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Laser Photonics Corporation Amendment No. 11 to Registration Statement on Form S-1 Filed August 5, 2022 File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 12, 2022, with respect to Amendment No. 11 to the registration statement on Form S-1 (File No. 333-261129) that was originally confidentially submitted to the Commission on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022, March 2, 2022, March 13, 2022, April 29, 2022, June 21, 2022, July18, 2022, August 1, 2022 and August 5, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of Amendment No. 12 to the Registration Statement (“Amendment No. 12”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter that is bolded and italicized.

We restated our previously issued consolidated financial statements and as a result we identified a material weakness, page 30.

1.
We note that you have concluded that you have not maintained effective internal control over financial reporting and that you are "taking steps to enhance [y]our internal control environment." If your disclosure controls and procedures were not effective, please state so directly and include a risk factor on the risks of ineffective disclosure controls and procedures. In addition, discuss the "significant deficiencies" and "material weaknesses" mentioned in this risk factor and discuss how you are working to remediate the deficiencies and weaknesses and steps you are taking to enhance your internal control environment. Also, discuss the expected timing of such activities and any material costs you expect to incur. Please disclose whether there have been any changes in your internal controls and procedures that occurred during the most recently completed quarter.

Response: In Amendment No. 12 we have stated directly that our internal controls over financial reporting were not effective. We have revised our risk factors beginning at the bottom of pages 29 and carrying over to page 30 to directly address the existence of material weaknesses in our internal controls and have discussed in Use of Proceeds on page 34 and MD&A on page 40 how we are working to remediate them and to enhance our internal control environment, including the timing of the steps in connection with addressing these issues and the costs associated with such remediation efforts. We also have identified the changes in our internal controls and disclosure controls and procedures that occurred during the most recently completed quarter.

Office of Manufacturing
Division of Corporation Finance
Securities and Exchange Commission
August 19, 2022

If you have any further comments or questions regarding our response, please contact Joseph M. Lucosky, Lucosky Brookman LLP at (732) 690-8515 and by email at jlucosky@lucbro.com. If you cannot reach him, please contact Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law, or the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola
Wayne Tupuola Chief Executive Officer

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Joseph M. Lucosky, Esq., Lucosky Brookman LLP Christopher J. Bellini, Esq., Cozen O’Connor